EXHIBIT 99.2

Manchester United: Giggs to take charge

MANCHESTER, England—(BUSINESS WIRE)—Apr. 22, 2014—Following the departure of David Moyes as manager, Manchester United (NYSE:MANU) has announced that Ryan Giggs, the Club’s most decorated player, will assume responsibility for the First Team until a permanent appointment can be made.  The Club will make no further comment on this process until it is concluded.